Exhibit 21.1
BioMed Realty, L.P. has a total of 76 consolidated wholly-owned subsidiaries carrying on the same line of business (the ownership and operation of commercial real estate), each of which operates in the United States. No other subsidiaries of BioMed Realty, L.P., when considered in the aggregate as a single subsidiary, would constitute a significant subsidiary.